April 12, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
USA
Attention:  Filing Desk

Re:  Paramount Energy Trust – Registration Statement on Form F-3 (File No.  333-141831)

Ladies and Gentlemen:

Paramount Energy Trust (the “Trust”) hereby requests the withdrawal of the registration statement on Form F-3 (the “Form F-3” ) filed by the Trust with the Securities and Exchange Commission (the “Commission”) on April 3, 2007, and all exhibits filed therewith.  Because the boxes on the cover page of the Form F-3 following “If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box” and “If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box” were inadvertently not checked on the filed version of the Form F-3, the Trust has been requested by the Commission to withdraw such filing and to re-file the Form F-3 with the appropriate boxes checked.  No trust units have been sold under the registration statement on Form F-3.

If you have any questions regarding this application for withdrawal, please contact Chris Strong, Corporate Counsel, Paramount Energy Trust at (403) 269-4407.

Sincerely,

PARAMOUNT ENERGY TRUST, by its administrator, Paramount Energy Operating Corp.

By:	/s/ Cameron R. Sebastian
	Name:	Cameron R. Sebastian
	Title:	Vice President, Finance and Chief Financial Officer

cc:  Timothy S. Levenberg, Securities and Exchange Commission